John Halligan Work History

Dr. John Halligan has been a board certified radiation oncologist for over ten years. He is a graduate of the United States Military Academy at West Point and received his MD from the Uniformed Services University of the Health Sciences (USUHS). He completed his internship at Walter Reed Army Medical Center and residency in radiation oncology at the University of Washington Medical Center. Dr. Halligan retired from the US Army as a COL and is currently the Medical Director of Radiation Oncology of Providence Alaska Medical Center and Radiation Business Solutions Evolution. He is managing partner of Advanced Oncology Associates with cancer centers in Anchorage, Palmer, Soldotna and Juneau, Alaska.

He has been actively involved in clinical cancer research for over 20 years and has numerous publications. Dr. Halligan is former Chairman and current member of the Providence Healthcare System Radiation Oncology Clinical Performance Group whose goal is to improve radiation oncology care across the Providence system.

He is actively involved in charitable organizations including the American Cancer Society.

He is a majority owner and president of the Board of Anchorage Distillery. He has investment experience in several start up level companies.

If they need a list of board positions:
Radiation Business Solutions Evolution: Member
Alaska CyberKnife Center: Member
MatSu Valley Cancer Center: Member
Alaska Sleep Centers: Member

Anchorage Distillery: President
Horse Valley, LLC: Member